SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)


                            New Frontier Energy, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    64439S204
                                 (CUSIP Number)


          Samyak Veera, 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 2009
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
________________________________________________________________________________
CUSIP NO. 64439S204
________________________________________________________________________________



1    NAMES OF REPORTING PERSONS

     Samyak Veera
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)
     (b)
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     St. Kitts and Nevis
________________________________________________________________________________
                7    SOLE VOTING POWER
NUMBER OF
SHARES               3,306,500 (See Note 1)
BENEFICIALLY    ________________________________________________________________
OWNED BY        8    SHARED VOTING POWER
 EACH
REPORTING       ________________________________________________________________
PERSON          9    SOLE DISPOSITIVE POWER
 WITH
                     3,306,500 (See Note 1)
                ________________________________________________________________
                10   SHARED DISPOSITIVE POWER

                ________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,306,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
     (See Instructions)

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.7% (based upon 13,441,884 shares of Common Stock outstanding on June 13, 2009 as disclosed in the Form 10-Q filed by the Issuer on July 15, 2009 plus 2,056,500 shares of Common Stock issued to the Reporting Person and options to acquire 1,250,000 shares of Common Stock, See Item 3. Below.)
________________________________________________________________________________

14   TYPE OF REPORTING PERSON (See Instructions)

     IN
________________________________________________________________________________

(1) The Reporting Person beneficially owns 2,056,500 shares of the Issuer's common stock and has the right to acquire 1,250,000 shares of the Company's Common Stock through the exercise of options.

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                                  SCHEDULE 13D
________________________________________________________________________________
CUSIP NO. 64439S204
________________________________________________________________________________




Item 1. Security and Issuer.

     This statement on Schedule 13D ("Statement") relates to the shares of Common Stock, $.001 par value per share (the "Common Stock"), of New Frontier Energy, Inc., a Colorado corporation (the "Issuer"), having its principal executive offices at 1789 W. Littleton Blvd., Littleton, Colorado and is being filed by the Reporting Persons identified in Item 2 below.

Item 2. Identity and Background.

(a) This statement on Schedule 13d is being filed by Samyak Veera

(b) Mr. Veera's business address is 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore.

(c) Mr. Veera is employed as a Managing Director at Altius Business Services Private Limited, located at 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore. Altius Business Services Private Limited provides business consulting services to a high net worth individuals and family offices. Mr. Veera is a member of the Board of Directors of the Issuer, whose address is set forth above under Item 1.

(d) Mr. Veera has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Veera has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Veera is a citizen of St. Kitts and Nevis.

Item 3. Source and Amount of Funds or Other Consideration.

     Effective August 17, 2009, Mr. Veera was granted 2,056,500 shares of New Frontier Energy, Inc.'s (the "Company") $0.001 par value commons stock and a two year option to acquire 1,250,000 shares of the Company's Common Stock at a price of $0.20 per share for certain consulting services previously rendered and as a structuring fee relating to the deposit of $500,000 into a segregated account in connection with New Frontier Energy, Inc.'s Participation Agreement between Entek GRB LLC as Farmee, and New Frontier Energy, Inc. as Farmor.

                                  SCHEDULE 13D
________________________________________________________________________________
CUSIP NO. 64439S204
________________________________________________________________________________



Item 4. Purpose of Transaction.

     Effective August 17, 2009, Mr. Veera was granted 2,056,500 shares of New Frontier Energy, Inc.'s (the "Company") $0.001 par value commons stock and a two year option to acquire 1,250,000 shares of the Company's Common Stock at a price of $0.20 per share for certain consulting services previously rendered and as a structuring fee relating to the deposit of $500,000 into a segregated account in connection with New Frontier Energy, Inc.'s Participation Agreement between Entek GRB LLC as Farmee, and New Frontier Energy, Inc. as Farmor.

     Mr. Veera acquired the shares from the Issuer for investment purposes only.

     The Company's continued operation will require an additional capital infusion, likely through debt or equity financings or through the sale of its assets. Further, the Company intends to seek candidates to fill the vacancies created by the resignation of certain members of its board of directors effective August 17, 2009. Mr. Veera is a member of the board of directors of the Company and as such, may have involvement in any plans or proposals relating to future financings of the Company, which may include issuances of additional securities by the Company, exchange offers for the Company's existing outstanding securities or sales or transfer of the Company's assets as well as candidates that may be appointed as members of the Company's board of directors. Any issuance of securities by the Company or an exchange offer of the Company's existing securities may have a material change on the capitalization of the Company.

     As of the date of this Schedule 13D, Mr. Veera has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended, but will continue to review this position based upon further developments.

     As permitted by law, Mr. Veera may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Company and upon other developments, including general economic and stock market conditions.

                                  SCHEDULE 13D
________________________________________________________________________________
CUSIP NO. 64439S204
________________________________________________________________________________

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

          See the disclosure provided in response to Items 11 and 13 on the attached cover page.

     (b) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               See the disclosure provided in response to Item 7 on the attached cover page.

          (ii) shared power to vote or to direct the vote:

               See the disclosure provided in response to Item 8 on the attached cover page.

          (iii) sole power to dispose or to direct the disposition of:

               See the disclosure provided in response to Item 9 on the attached cover page.

          (iv) shared power to dispose or to direct the disposition of:

               See the disclosure provided in response to Item 10 on the attached cover page.

     (c) No transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the Reporting Person filing this Statement and his affiliated persons.

     (d)  Not applicable.

     (e)  Not Applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

                                  SCHEDULE 13D
________________________________________________________________________________
CUSIP NO. 64439S204
________________________________________________________________________________



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 24, 2009                            /s/ Samyak Veera
                                           ------------------
                                           Samyak Veera














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